UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No.             )*

AHL Services, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

001296102

(CUSIP Number)

Michael D. Long

Huevos Holdings, Inc.

Twelve Piedmont Center, Suite 210

Atlanta, Georgia 30305

404-816-3255

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 28, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 001296102

1.	Name of Reporting Persons, S.S. or I.R.S. Identification No. of above persons (entities only) Huevos Holdings, Inc.

2.	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds* AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Georgia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 (See Item 5.) 8. Shared Voting Power 9,500,123 (See Item 5.) 9. Sole Dispositive Power 0 (See Item 5.) 10. Shared Dispositive Power 0 (See Item 5.)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,500,123 (See Item 5.)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 60.2% (See Item 5.)

14.	Type of Reporting Person CO

Item 1.    Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.01 per share (the “Common Stock”) of AHL Services, Inc., a Georgia corporation (“AHL”). The principal executive offices of AHL are located at 1000 Wilson Boulevard, Suite 910, Arlington, Virginia 22209.

Item 2.    Identity and Background

(a)-(c), (f) This Schedule 13D is filed on behalf of Huevos Holdings, Inc., a Georgia corporation (“Huevos” or the “Reporting Person”). Huevos was formed by CGW Southeast Partners IV, L.P., a Georgia partnership (“CGW IV”), in order to enter into the transactions described in Item 4 below.

Huevos is currently a wholly owned subsidiary of CGW IV and therefore CGW IV may be deemed to control Huevos. The general partner of CGW IV is CGW Southeast IV, L.L.C., a Delaware limited liability company (“CGW LLC”). The manager of CGW LLC is CGW, Inc., a Georgia corporation (“CGW, Inc.”) and the directors of CGW, Inc. are Richard L. Cravey (“Cravey”) and Edwin A. Wahlen, Jr. (“Wahlen”). Cravey and Wahlen are each citizens of the United States of America. As a result of these relationships, CGW LLC, CGW, Inc., Cravey and Wahlen also may be deemed to control Huevos. The filing of this Schedule 13D shall not be construed as an admission that any of the control relationships enumerated herein actually exist.

The address of the principal offices of (1) Huevos, (2) CGW IV, (3) CGW LLC, and (4) CGW, Inc. is Twelve Piedmont Center, Suite 210, Atlanta, Georgia 30305. The business address of Cravey and Wahlen is Twelve Piedmont Center, Suite 210, Atlanta, Georgia 30305.

CGW, Inc., through its managed partnerships, including CGW IV, is a private equity investment firm focused on acquisitions and recapitalizations of middle-market companies.

As a result of the entering into the Merger Agreement described in Item 4 below, the Reporting Person may be deemed to have formed a group with Frank A. Argenbright, Jr. and certain of his affiliates (collectively, the “Argenbright Shareholders”), A. Clayton Perfall (“Mr. Perfall”) and Caledonia Investments plc (“Caledonia”), for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934 and Rule 13d-5(b)(1) promulgated thereunder.

To the best knowledge of the Reporting Person, Annex A attached hereto and incorporated herein by reference sets forth, as of the date hereof, the name, business address, present principal occupation or employment and citizenship of each executive officer and director of CGW, Inc. and Huevos.

(d)-(e), During the last five years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, CGW IV, CGW, Inc., CGW LLC or any of the executive officers or directors of CGW, Inc. and Huevos has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration

Huevos plans to obtain the funds to consummate the transactions described in Item 4 from certain financing commitments it anticipates will be entered into on or prior to April 30, 2003 and from an equity investment in Huevos by CGW IV (as described below in this Item 3, such arrangements are collectively referred to as the “Financing Arrangements”). Huevos may seek alternative financing on substantially the same terms contemplated by the Financing Arrangements or with lenders substantially similar to those provided in the Financing Arrangements.

CGW IV provided a Commitment Letter, dated March 27, 2003, to AHL pursuant to which CGW IV committed to provide AHL an aggregate amount of up to $26.1 million to repay amounts owed by AHL to the senior secured lenders under AHL’s credit agreement and to certain other holders of indebtedness of AHL, as well as to pay fees and expenses in connection with the transactions described in Item 4 (the “CGW Commitment Letter”). The investment by CGW IV under the CGW Commitment Letter will be subordinated debt of AHL which CGW IV will have the option to convert into Series B Participating Preferred Stock of the surviving corporation at a ratio of one share of Series B Participating Preferred Stock for every $1.00 owed by AHL to CGW IV. CGW IV’s obligation under the CGW Commitment Letter is subject to, among other conditions, the completion of definitive documents related to the investment and satisfaction of all the conditions precedent to the consummation of the Financing Arrangements and the transactions described in Item 4 below.

The description of the CGW Commitment Letter is summary in nature and is not intended to be a complete description thereof and is qualified in its entirety by reference to the full text of the CGW Commitment Letter, which is filed as an exhibit hereto and incorporated by reference herein.

CGW IV entered into a subscription agreement, dated March 28, 2003, with Huevos pursuant to which CGW IV agreed to purchase up to 10 million shares of Huevos common stock for an aggregate amount of up to $10 million (the “CGW Subscription Agreement”). The CGW Subscription Agreement will provide Huevos with the necessary funds to pay the holders of outstanding shares of Common Stock, other than the Re-Investing Shareholders (as defined in Item 4), an amount equal to $1.50 per share of Common Stock in accordance with the transactions described in Item 4.

CGW IV and Huevos received a non-binding term sheet from a senior lender pursuant to which the senior lender has indicated its interest to provide an aggregate amount of $27.5 million to repay amounts owed to the senior secured lenders under AHL’s credit agreement (the “Senior Financing”). The terms of the Senior Financing have not been finalized by the parties thereto nor have such terms been agreed to by CGW IV and Huevos. The Senior Financing is subject to, among other conditions, the completion of due diligence investigations of AHL by the senior lender, with the results of the investigations being satisfactory to the senior lender, and the completion of definitive documents related to the Senior Financing.

CGW IV and Huevos received a non-binding term sheet from a subordinated lender pursuant to which the subordinated lender has indicated its interest to provide an aggregate amount of $15 million to repay amounts owed to the senior secured lenders under AHL’s credit agreement (the “Subordinated Financing”). The terms of the Subordinated Financing have not been finalized by the parties thereto nor have such terms been agreed to by CGW IV and Huevos. The Subordinated Financing is subject to, among other conditions, the completion of due diligence investigations of AHL by the subordinated lender, with the results of the investigations being satisfactory to the subordinated lender, and the completion of definitive documents related to the Subordinated Financing.

Item 4. Purpose of Transaction

On March 28, 2003, Huevos, AHL, the Argenbright Shareholders, Mr. Perfall and Caledonia entered into an Agreement and Plan of Merger (the “Merger Agreement”), a copy of which is attached as an exhibit hereto and incorporated herein by reference. Huevos entered into the Merger Agreement with the intent of acquiring control of AHL.

Pursuant to the Merger Agreement, but subject to satisfaction of the conditions precedent set forth therein, Huevos will merge with and into AHL, with AHL remaining as the surviving legal entity after the merger.

As a result of the merger:

•	Each outstanding share of Common Stock, other than shares of Common Stock held by the Argenbright Shareholders, Mr. Perfall and Caledonia (collectively, the “Re-Investing Shareholders”), will be cancelled and converted into the right to receive $1.50 in cash.

•	Each outstanding share of Common Stock held by the Re-Investing Shareholders will be canceled and converted into the right to receive 1.5 shares of Series B Participating Preferred Stock of the surviving corporation.

•	Each outstanding share of preferred stock of AHL, issued after amendment to AHL’s articles of incorporation but prior to the merger, will remain issued and outstanding.

•	Each outstanding share of Huevos common stock will be converted into .0625 shares of common stock of the surviving corporation and one share of Series B Participating Preferred Stock of the surviving corporation.

•	Each outstanding stock option to purchase shares of Common Stock granted under any stock option plan of AHL, or otherwise, will become fully vested and exercisable by the holder thereof prior to the effective time of the merger and, if not exercised by the holder immediately prior to the effective time of the merger, such stock option will be canceled and no consideration will be exchanged in lieu thereof.

•	The directors of Huevos will become the initial directors of the surviving corporation, each to hold office in accordance with the constituent documents of the surviving corporation.

•	The officers of AHL will continue to be the officers of the surviving corporation.

•	AHL will amend and restate its articles of incorporation upon receipt of the requisite shareholder approval, and prior to completion of the merger, and such amended and restated articles of incorporation will become the amended and restated articles of incorporation of the surviving corporation.

•	The board of directors of AHL will amend and restate the bylaws of AHL which will become the amended and restated bylaws of the surviving corporation.

Conditions to the merger of Huevos with and into AHL include:

•	Approval of the merger by a majority of all shares of Common Stock entitled to vote at the shareholders’ meeting, as well as the approval of a majority of all shares of Common Stock not held by the Re-Investing Shareholders.

•	Receipt by Huevos of the financing described in the Financing Arrangements or of alternative financing with terms that are not materially less favorable than those specified in the Financing Arrangements.

•	Receipt by the special committee of the AHL Board of Directors of a fairness opinion from the financial advisor to the special committee.

•	Receipt of certain regulatory approvals and other consents.

The Re-Investing Shareholders each agreed pursuant to the Merger Agreement to vote all shares of Common Stock beneficially owned by them for the approval and adoption of the Merger Agreement, the merger and the amended and restated articles of incorporation.

The total consideration to be paid by Huevos for the transactions described herein, including the cash to be paid in exchange for outstanding shares of Common Stock not held by the Re-Investing Shareholders and the refinancing of the debt of AHL, is approximately $100 million.

Upon consummation of the transactions contemplated by the offer, the shares of Common Stock will be delisted from trading on the Nasdaq Stock Market and will become eligible for termination of registration under the Securities Exchange Act of 1934, as amended.

References to, and descriptions of, the Merger Agreement as set forth in this Item 4 are qualified in their entirety by reference to the Merger Agreement included as an exhibit to this Schedule 13D and incorporated by reference herein.

Item 5.    Interest in Securities of the Issuer

(a)-(b) As described in Item 4, pursuant to the Merger Agreement, the Re-Investing Shareholders have agreed to vote all shares of Common Stock beneficially owned by them for the approval and adoption of the Merger Agreement, the merger and the amended and restated articles of incorporation. As a result, Huevos may be deemed to have shared voting power with respect to an aggregate amount of 9,500,123 shares of Common Stock held by the Re-Investing Shareholders, which includes 531,250 shares subject to options held by certain of the Re-Investing Shareholders and exercisable within 60 days after March 28, 2003. The amount over which Huevos may be deemed to have shared voting power constitutes 60.2% of the outstanding Common Stock, based on 15,778,042 shares of Common Stock outstanding on March 28, 2003 (which amount includes 531,250 shares subject to options held by certain of the Re-Investing Shareholders and exercisable within 60 days after March 28, 2003). Huevos does not have sole or shared dispositive power over any of the shares of Common Stock.

Assuming that Huevos is deemed to have formed a group with the Re-Investing Shareholders for purposes of Section 13(d)(3) under the Securities Exchange Act of 1934 and Rule 13d-5(b)(1) promulgated thereunder, each member of the group may be deemed to have shared voting power over and, therefore, to own beneficially 9,500,123 shares of Common Stock in the aggregate, constituting approximately 60.2% of the shares of Common Stock outstanding on March 28, 2003.

(c) Other than as set forth in this Schedule 13D, to the best of the Reporting Person’s knowledge as of the date hereof, neither the Reporting Person, CGW IV, CGW LLC or CGW, Inc. or any executive officer or director thereof (including Cravey and Wahlen) beneficially owns any Common Stock, and there have been no transactions in shares of the Common Stock effected during the past 60 days by any of the foregoing.

(d) Not applicable.

(e) Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 2 through 5, inclusive, is hereby incorporated herein by reference. The Merger Agreement and the CGW Commitment Letter are included as exhibits to this Schedule 13D.

In addition, CGW IV entered into a fee agreement with Caledonia dated March 28, 2003 pursuant to which CGW IV agreed to direct a portion of an investment banking fee equal to $100,000 to Caledonia at the closing of the merger and the other transactions described in the Merger Agreement. The reference to, and description of, the Fee Agreement as set forth in this Item 6 is qualified in its entirety by reference to the copy of the Fee Agreement included as an exhibit to this Schedule 13D and incorporated by reference herein.

To the best of the Reporting Person’s knowledge, except as described in this Schedule 13D, there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between any such persons and any other person with respect to any securities of AHL.

Item 7.    Material to Be Filed as Exhibits

The following documents are filed as exhibits to this Scheduled 13D:

(a) Agreement and Plan of Merger by and among Huevos Holdings, Inc. and AHL Services, Inc., Frank A. Argenbright, Jr., Kathleen B. Argenbright, Argenbright Partners, L.P., Francis A. Argenbright, Jr. Charitable Remainder Trust, A. Clayton Perfall, and Caledonia Investments plc dated as of March 28, 2003 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by AHL Services, Inc. on March 31, 2003).

(b) Commitment Letter, dated March 27 2003, provided by CGW Southeast Partners IV, L.P. to AHL Services, Inc.

(c) Fee Agreement dated March 28, 2003 by and among CGW Southeast Partners IV, L.P. and Caledonia Investments plc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HUEVOS HOLDINGS, INC.

April 4, 2003 Date	By:
	Name:	Michael D. Long
	Title:	Secretary and Treasurer

ANNEX A

Executive Officers and Directors

of

CGW, Inc.

Name	Position with Reporting Person
Edwin A. Wahlen, Jr.	Director, President and Treasurer
Richard L. Cravey	Director, Vice President and Secretary
Michael D. Long	Vice President
Bart A. McLean	Vice President
Kevin R. McCarthy	Vice President
Garrison M. Kitchen	Vice President
Richard L. Cravey, Jr.	Vice President
Roy Bowman	Vice President

For each person indicated above, the principal occupation or employment is managing director of Cravey, Green & Wahlen, a private equity investment firm that supports management teams in acquisitions and recapitalizations of middle-market companies, and the business address is Twelve Piedmont Center, Suite 210, Atlanta, Georgia 30305. Each person above is a citizen of the United States of America.

Executive Officers and Directors

of

Huevos Holdings, Inc.

Name	Position with Reporting Person
Richard L. Cravey	Chairman of the Board
Kevin R. McCarthy	Director and President
Michael D. Long	Director, Secretary and Treasurer

For each person indicated above, the principal occupation or employment is managing director of Cravey, Green & Wahlen, a private equity investment firm that supports management teams in acquisitions and recapitalizations of middle-market companies, and the business address is Twelve Piedmont Center, Suite 210, Atlanta, Georgia 30305. Each person above is a citizen of the United States of America.